

November 25, 2013

Via Email
Yiming Ma
Chief Executive Officer
Camelot Information Systems Inc.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People's Republic of China

> **Re:** **Camelot Information Systems Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed November 21, 2013**
> **File No. 005-85940**

Dear Mr. Ma:

We have reviewed your filing referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments we are referring to our letter dated November 14, 2013.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Item 16. Exhibits | Exhibit 99.(A)(1)

Special Factors

Background of the Merger, page 27

1.   We note the disclosure revised on page 34 in response to prior comment 14. Please advise us, with a view toward revised disclosure, what facts or circumstances led the Buyer Group to select the particular members of the Company's management and employees that were ultimately invited to participate in the offering.

<u>Position of the Buyer Group, Parent and Merger Sub as to the Fairness of the Merger, page 43</u>

2.   We refer to prior comment 18 and we reissue the comment. It appears that the information required by Item 8 of Schedule 13E-3 and corresponding Item 1014 of Regulation M-A has not been provided by Benefit Overseas Limited, Dreams Power Ltd., or Mr. Bo Chen. Please revise or advise.

        If you have questions or comments please contact Luna Bloom, Staff Attorney, at (202) 551-3194, or in her absence, the undersigned at (202) 551-3266.

                                        Sincerely,

                                        /s/ Nicholas P. Panos

                                        Nicholas P. Panos
                                        Senior Special Counsel
                                        Office of Mergers and Acquisitions

cc: <u>Via Email</u>
        Paul Strecker, Esq.
        Shearman & Sterling LLP